Exhibit 21.1

Subsidiaries of JOANN Inc.

Legal Name	State or Other Jurisdiction of Incorporation or Organization
Needle Holdings LLC	Delaware

Jo-Ann Stores, LLC	Ohio

Creativebug, LLC	Delaware

Joann.com, LLC	Ohio

Ditto Products, LLC	Delaware

Jo-Ann Stores Support Center, Inc.	Ohio

Jo-Ann Trading (Shanghai) Co., Ltd.	China (Shanghai)

JAS Aviation, LLC	Ohio